UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58914/ November 7, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13191

In the Matter of :
:
NICOLE INDUSTRIES, INC., :
OUTER BANKS INVESTMENTS, INC., :   ORDER MAKING FINDINGS AND
POINT ARENA GROUP, INC., :   REVOKING REGISTRASTIONS
      RUSSIAN ATHENA, INC., :   BY DEFAULT AS TO
SKYFRAMES, INC. (n/k/a HELSINKI :   THREE RESPONDENTS
  SCIENTIFIC, INC.)(CIK No. 919602), :
SKYFRAMES, INC. (CIK No. 1097900), :
and SONOMA MARINE :
    TECHNOLOGIES, INC. :

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on September 12, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement (Division) has provided evidence that all Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by September 17, 2008.[1] Respondents' Answers were due ten days from the date of service, and no Respondents have filed Answers. See 17 C.F.R. § 201.220(b); OIP at 3. In an October 2, 2008, Order, Respondents were put on notice that if they failed to file a timely Answer, they would be deemed in default and the registrations of their registered securities would be revoked.

On October 23, 2008, I held a telephonic prehearing conference in which Respondents failed to participate.

Accordingly, Respondents are in default for failing to file an Answer, for failing to participate in the telephonic prehearing conference, and for otherwise failing to defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). As authorized by 17 C.F.R. § 201.155(a), the following allegations in the OIP are deemed to be true.

Nicole Industries, Inc. (CIK No. 1086143), is a revoked Nevada corporation located in Coachella, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the

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[1] This proceeding has ended as to Respondents Russian Athena, Inc., Skyframes, Inc. (n/k/a Helsinki Scientific, Inc.)(CIK No. 919602), Sonoma Marine Technologies, Inc., and Point Arena Group, Inc., which entered into settlements with the Commission. Nicole Industries, Inc., Exchange Act Release Nos. 58841, 58842, 58844 (Oct. 24, 2008), and 58859 (Oct. 27, 2008).

Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001.

Outer Banks Investments, Inc. (CIK No. 1092801), is a Delaware corporation located in Dana Point, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2002, which reported no revenues.

Skyframes, Inc. (CIK No. 1097900), is a Utah corporation located in Costa Mesa, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2004, which reported a net loss of $9.2 million since inception in 2002.

Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports.

Accordingly, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Nicole Industries, Inc., Outer Banks Investments, Inc., and Skyframes, Inc. (CIK No. 1097900), are revoked.

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Robert G. Mahony
Administrative Law Judge